FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  April 27, 1999

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein are press releases of the registrant dated April 22, 1999 and April 26, 1999.

Thursday April 22, 7:00 am Eastern Time

Company Press Release

SOURCE: NUR Macroprinters Ltd.

NUR Macroprinters Announces Nasdaq Stock Symbol Change to 'NURM'

MAGSHIMIM, Israel, April 22 /PRNewswire/ -- NUR (Nasdaq: NURM - news), a world-leading manufacturer of wide and superwide format printers, today announced that effective April 23, 1999, its securities will trade under the new symbol "NURM" on the Nasdaq National Market. Previously, the Company's securities traded under the symbol "NURTF." Shareholders are advised to make note of this stock symbol change.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics and advertising, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 180 sites throughout Europe, North and South America, Africa and Asia.

Headquartered near Tel Aviv, Israel, NUR Macroprinters' products are sold and supported by wholly owned subsidiaries, NUR Europe S.A., NUR America, Inc., NUR Asia Pacific Ltd. and NUR Middle East & Africa. NUR Europe S.A. is headquartered near Brussels, Belgium and is responsible for marketing, sales and service operations in Western, Central and Eastern Europe. NUR Europe prides itself on over 55 installations throughout Europe.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

SOURCE: NUR Macroprinters Ltd.
------------------------------
More Quotes and News: MNURM - news
Related News Categories:computers
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Copyright (C) 1999 PRNewswire. All rights reserved. Republication or redistribution of PRNewswire content is expressly prohibited without the prior written consent of PRNewswire. PRNewswire shall not be liable for any errors or delays in the content, or for any actions taken in reliance thereon.
See our Important Disclaimers and Legal Information.
Questions or Comments?

Monday April 26, 12:24 pm Eastern Time

Company Press Release

SOURCE: NUR Macroprinters Ltd.

NUR Asia Pacific Ltd. Signs Letter of Intent with Mitsui & Co. Graphic System Ltd. for Distribution in Japan

SHANGHAI, China, April 26 /PRNewswire/ -- NUR Asia Pacific Ltd., the Asian-based subsidiary of NUR Macroprinters Ltd. (Nasdaq: NURM - news), today announced the signing of a letter of intent with Mitsui & Co. Graphic System Ltd. (MGS) for the distribution of NUR Macroprinters' wide and superwide digital printers in Japan. Negotiations to result in the signing of a formal distribution agreement between the two companies are expected to conclude soon. The relationship was brokered by the Israeli-Japanese investment bank, Triangle Technologies.

MGS, a subsidiary of Mitsui & Co., Ltd., one of Japan's leading trading companies, is a company involved in system integration for the pre-press and digital printing market. The company has skilled software and hardware engineers as well as a large customer base in the Japanese printing industry.

As digital technology continues to take hold in the Japanese printing industry, MGS expects a sizable business for NUR's products in Japan. The company has decided to enter the new market for wide and superwide format digital printing systems and looks forward to becoming a distributor of NUR's products in Japan.

Upon signing the letter of intent, Amir Noy, Managing Director of NUR Asia Pacific Ltd., said, "We intend to take a large share of the superwide format market in Japan with the NUR Blueboard HiQ and MGS is very well suited to help us realize this ambitious goal. Its understanding and involvement in the market are unparalleled."

Junichi Kaneyoshi, Product Manager from MGS's Marketing Department, commented, "The combination of the significant advantages of NUR Macroprinters' products with MGS's well-trained sales people, skillful support engineers and the existing MGS customer base, convince us that the new agreement between the two companies will bring an unmatched level of satisfaction to customers in Japan."

"MGS is a particularly appropriate partner for NUR due to its strong presence in the Japanese printing market, commented Yoshinori Oikawa of Triangle Technologies in Israel. "However, MGS has the added advantage of having the support of the giant trading company, Mitsui & Co. Ltd., which can provide important alliances for NUR with large business partners in Japan," explained Mr. Oikawa.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables, with its shares trading on Nasdaq under NURM. The company's printers are marketed principally to commercial printers, media companies and screen printers for a variety of large format applications.

Headquartered near Tel Aviv, Israel, NUR Macroprinters' products are sold and supported by wholly owned subsidiaries, NUR Asia Pacific Ltd., NUR Europe S.A., NUR America, Inc., and NUR Middle East & Africa. NUR Asia Pacific Ltd. prides itself on over 30 installations throughout Asia and the Pacific Rim.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

SOURCE: NUR Macroprinters Ltd.
------------------------------

More Quotes and News: NUR MACROPRINT(Nasdaq:NURM - news)
Related News Categories:computers, machinery, paper/forrest

------------------------------------------------------------

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Copyright (C) 1999 PRNewswire. All rights reserved. Republication or redistribution of PRNewswire content is expressly prohibited without the prior written consent of PRNewswire. PRNewswire shall not be liable for any errors or delays in the content, or for any actions taken in reliance thereon.
See our Important Disclaimers and Legal Information.
Questions or Comments?

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:   April 27, 1999                   By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


                                  Page 7 of 7